================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 2)



                            ANTHRACITE CAPITAL, INC.
                                (Name of Issuer)



                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                    037023108
                                 (CUSIP Number)

                            Larry P. Medvinsky, Esq.
                       Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 878-8000


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)





                                  June 5, 2002
                                  June 11, 2002
             (Date of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

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                         (Continued on following pages)

CUSIP No.037023108                     13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          CREDIT SUISSE FIRST BOSTON, ON BEHALF OF CREDIT SUISSE FIRST
                              BOSTON BUSINESS UNIT
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

                            NOT APPLICABLE

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                            SWITZERLAND

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                SEE ITEM 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                           SEE ITEM 5
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                SEE ITEM 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                           SEE ITEM 5

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           SEE ITEM 5

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            SEE ITEM 5

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                             BK, HC, OO

________________________________________________________________________________

                                  SCHEDULE 13D


     This Amendment No. 2 amends and supplements the Report on the Schedule 13D, originally filed on December 10, 1999 (as heretofore amended and supplemented, the "Schedule 13D") with respect to the shares of common stock, $0.001 par value per share (the "Shares") of Anthracite Capital, Inc., a Maryland corporation (the "Company").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term on the Schedule 13D.

Item 4.  Purpose of the Transaction.

     The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following after the twelfth paragraph:

     "On December 21, 2001, 1,190,000 shares of RECP's Preferred Stock were converted to 4,096,854 Shares and, on March 27, 2002, RECP's remaining 10,000 shares of Preferred Stock were converted to 34,427 Shares."

     "On January 4, 2002, the Company paid an accrued dividend to RECP in the form of 64,187 Shares."

     "On June 5, 2002, RECP made a distribution in kind to its partners of 2,097,734 Shares."

     "On June 11, 2002, RECP sold 1,999,120 Shares to Friedman, Billings, Ramsey & Co., Inc."

     "RECP intends to sell the reminder of its Shares in one or more transactions within the next twelve months."

Item 5.  Interest in Securities of the Issuer.

     The response set forth in (a) and (b) of Item 5 of the Schedule 13D is hereby amended by:

     (a)   deleting the sixth paragraph and replacing it with the following:

     "As of the date of this Amendment No. 2, RECP directly holds 98,614 Shares and has the shared power to vote and direct the disposition of such Shares in accordance with the relationships described in Item 2."

     (b)   deleting the twelfth paragraph and replacing it with the following:

     "As a result of the holdings of the Company's securities described above, the Reporting Person may be deemed to beneficially own indirectly 570,679 Shares, representing 0.012% of the outstanding Shares."

     The response set forth in (c) of Item 5 of the Schedule 13D is hereby replaced with the following:

     "Other than the two transactions set forth below, no transactions in the Shares have been effected by RECP or any other person controlling RECP since April 12, 2002."

     "On June 5, 2002, RECP made a distribution in kind to its partners of 2,097,734 Shares."

     "On June 11, 2002, RECP sold 1,999,120 Shares to Friedman, Billings, Ramsey & Co., Inc."

     The response set forth in (e) of Item 5 of the Scheduled 13D is hereby replaced with the following:

     "The Reporting Person ceased to be the beneficial owner of more than five percent of the Shares on June 11, 2002."

     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2002


                                    CREDIT SUISSE FIRST BOSTON, acting solely on
                                       behalf of Credit Suisse First Boston
                                       business unit


                                    By:       /S/ IVY B. DODES
                                       -----------------------------------------
                                       Name:  Ivy B. Dodes
                                       Title: Managing Director

                                    SCHEDULES

     Schedules A through I are hereby deleted in their entirety and replaced with the following:

                                                                      Schedule A

                        Directors and Executive Officers

                                       of

                              DLJ RECP SBS II, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ RECP SBS II, Inc. The business address of DLJ RECP SBS II, Inc. is 11 Madison Avenue, New York, NY 10010.


NAME AND TITLE                   BUSINESS ADDRESS               TITLE AND PRINCIPAL OCCUPATION         CITIZENSHIP
George R. Hornig                 11 Madison Avenue              Director                               USA
                                 New York, NY 10010
Hamilton E. James                11 Madison Avenue              Director and Chief Executive Officer   USA
                                 New York, NY 10010
Edward A. Poletti                11 Madison Avenue              Director                               USA
                                 New York, NY 10010
Joe L. Roby                      11 Madison Avenue              Chief Operating Officer                USA
                                 New York, NY 10010
James D. Allen                   11 Madison Avenue              Vice President                         USA
                                 New York, NY 10010
John S. Ficarra                  11 Madison Avenue              Vice President                         USA
                                 New York, NY 10010
Stuart S. Flamberg               11 Madison Avenue              Vice President and Director of Taxes   USA
                                 New York, NY 10010
Ivy B. Dodes                     11 Madison Avenue              Vice President                         USA
                                 New York, NY 10010
Mark A. Competiello              11 Madison Avenue              Vice President and Tax Manager         USA
                                 New York, NY 10010


                                                                      Schedule B

                        Directors and Executive Officers

                                       of

                            RECP II Anthracite, LLC.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of RECP II Anthracite, LLC. The business address of RECP II Anthracite, LLC. is 11 Madison Avenue, New York, NY 10010.


NAME AND TITLE                   BUSINESS ADDRESS               TITLE AND PRINCIPAL OCCUPATION         CITIZENSHIP
Andrew P. Rifkin                 11 Madison Avenue              Managing Director                      USA
                                 New York, NY 10010


                                                                      Schedule C

                        Directors and Executive Officers

                                       of

                        DLJ Real Estate Capital II, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Real Estate Capital II, Inc. The business address of DLJ Real Estate Capital II, Inc. is 11 Madison Avenue, New York, NY 10010.


NAME AND TITLE                   BUSINESS ADDRESS               TITLE AND PRINCIPAL OCCUPATION         CITIZENSHIP
Hamilton E. James                11 Madison Avenue              Chairman                               USA
                                 New York, NY 10010
Stuart S. Flamberg               11 Madison Avenue              Director of Taxes                      USA
                                 New York, NY 10010
Nicole S. Arnaboldi              11 Madison Avenue              Managing Director                      USA
                                 New York, NY 10010
Andrew P. Rifkin                 11 Madison Avenue              Managing Director                      USA
                                 New York, NY 10010
Barry A. Sholem                  11 Madison Avenue              Managing Director                      USA
                                 New York, NY 10010
Edward A. Poletti                11 Madison Avenue              Vice President, Controller             USA
                                 New York, NY 10010
Andrew R. Kassoy                 11 Madison Avenue              Senior Vice President                  USA
                                 New York, NY 10010
James D. Allen                   11 Madison Avenue              Vice President                         USA
                                 New York, NY 10010
John S. Ficarra                  11 Madison Avenue              Vice President                         USA
                                 New York, NY 10010
Ivy B. Dodes                     11 Madison Avenue              Vice President                         USA
                                 New York, NY 10010
Mark A. Competiello              11 Madison Avenue              Vice President and Tax Manager         USA
                                 New York, NY 10010
Lawrence M.v.D. Schloss          11 Madison Avenue              Vice Chairman                          USA
                                 New York, NY 10010


                                                                      Schedule D


                        Directors and Executive Officers

                                       of

                     DLJ Real Estate Capital Partners, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Real Estate Capital Partners, Inc. The business address of DLJ Real Estate Capital Partners, Inc. is 11 Madison Avenue, New York, NY 10010.


NAME AND TITLE                   BUSINESS ADDRESS               TITLE AND PRINCIPAL OCCUPATION         CITIZENSHIP
Hamilton E. James                11 Madison Avenue              Director and Chairman                  USA
                                 New York, NY 10010
Lawrence M.v.D. Schloss          11 Madison Avenue              Director and Vice Chairman             USA
                                 New York, NY 10010
Barry A. Sholem                  11 Madison Avenue              Director and Managing Director         USA
                                 New York, NY 10010
Nicole Arnaboldi                 11 Madison Avenue              Managing Director                      USA
                                 New York, NY 10010
Murray McQueen                   11 Madison Avenue              Vice President                         USA
                                 New York, NY 10010
Edward W. Poletti                11 Madison Avenue              Vice President and Controller          USA
                                 New York, NY 10010
Stuart S. Flamberg               11 Madison Avenue              Vice President and Director of Taxes   USA
                                 New York, NY 10010
Andrew P. Rifkin                 11 Madison Avenue              Senior Vice President                  USA
                                 New York, NY 10010
Ivy B. Dodes                     11 Madison Avenue              Vice President                         USA
                                 New York, NY 10010
Andrew Kassoy                    11 Madison Avenue              Vice President                         USA
                                 New York, NY 10010
Mark A. Competiello              11 Madison Avenue              Vice President and Tax Manager         USA
                                 New York, NY 10010


                                                                      Schedule E

                        Directors and Executive Officers

                                       of

                 Credit Suisse First Boston Private Equity, Inc.
                      (f.k.a. DLJ Capital Investors, Inc.)

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is 11 Madison Avenue, New York, NY 10010.


NAME AND TITLE                   BUSINESS ADDRESS               TITLE AND PRINCIPAL OCCUPATION         CITIZENSHIP
Hamilton E. James                11 Madison Avenue              Director                               USA
                                 New York, NY 10010
Lawrence M.v.D. Schloss          11 Madison Avenue              Director & Chief Executive Officer     USA
                                 New York, NY 10010
George R. Hornig                 11 Madison Avenue              Chief Operating Officer                USA
                                 New York, NY 10010
Kenneth J. Lohsen                11 Madison Avenue              Controller                             USA
                                 New York, NY 10010
Laura Raftery                    11 Madison Avenue              Treasurer                              USA
                                 New York, NY 10010
Edward A. Poletti                11 Madison Avenue              Chief Financial Officer                USA
                                 New York, NY 10010
Nicole S. Arnaboldi              11 Madison Avenue              Chief Operating Officer--Funds         USA
                                 New York, NY 10010             Management


                                                                      Schedule F

                        Directors and Executive Officers

                                       of

                      DLJ LBO Plans Management Corporation

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is 11 Madison Avenue, New York, NY 10010.

NAME AND TITLE                   BUSINESS ADDRESS               TITLE AND PRINCIPAL OCCUPATION         CITIZENSHIP
Joseph F. Huber                  11 Madison Avenue              Director & Vice President              USA
                                 New York, NY 10010
David C. O'Leary                 11 Madison Avenue              Director & Vice President              USA
                                 New York, NY 10010
Raymond M. Disco                 11 Madison Avenue              Treasurer                              USA
                                 New York, NY 10010
Edward A. Poletti                11 Madison Avenue              Senior Vice President & Controller     USA
                                 New York, NY 10010


                                                                      Schedule G

                        Directors and Executive Officers

                                       of

                     Credit Suisse First Boston (USA), Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CSFB-USA. The business address of CSFB-USA is 11 Madison Avenue, New York, NY 10010.


NAME AND TITLE                   BUSINESS ADDRESS               TITLE AND PRINCIPAL OCCUPATION         CITIZENSHIP
John J. Mack                     11 Madison Avenue              President, Chief Executive Officer,    USA
                                 New York, NY 10010             Board Member
Brady W. Dougan                  11 Madison Avenue              Head of Securities Division, Board     USA
                                 New York, NY 10010             Member
D. Wilson Ervin                  11 Madison Avenue              Head of Strategic Risk Management      USA
                                 New York, NY 10010
David C. Fisher                  11 Madison Avenue              Chief Financial & Accounting Officer   USA
                                 New York, NY 10010
Hamilton E. James                11 Madison Avenue              Chairman of Global Investment          USA
                                 New York, NY 10010             Banking and Private Equity, Board
                                                                Member
Robert C. O'Brien                11 Madison Avenue              Chief Credit Officer                   USA
                                 New York, NY 10010
Richard E. Thornburgh            11 Madison Avenue              Division Head-Finance,                 USA
                                 New York, NY 10010             Administration and Operations,
                                                                Board Member
Adebayo Ogunlesi                 11 Madison Avenue              Head of Global Investment Banking      Nigeria
                                 New York, NY 10010
Neil Moskowitz                   11 Madison Avenue              Managing Director                      USA
                                 New York, NY 10010
Carlos Onis                      11 Madison Avenue              Managing Director                      USA
                                 New York, NY 10010
Neil Radey                       11 Madison Avenue              Managing Director                      USA
                                 New York, NY 10010
Stephen R. Volk                  11 Madison Avenue              Managing Director,                     USA
                                 New York, NY 10010             Board Member
Eileen Murray                    11 Madison Avenue              Managing Director,                     USA
                                 New York, NY 10010             Board Member


                                                                      Schedule H

                        Directors and Executive Officers

                                       of

                        Credit Suisse First Boston, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CSFBI. The business address of CSFBI is 11 Madison Avenue, New York, NY 10010.


NAME AND TITLE                   BUSINESS ADDRESS               TITLE AND PRINCIPAL OCCUPATION         CITIZENSHIP
John J. Mack                     11 Madison Avenue              President, Chief Executive Officer,    USA
                                 New York, NY 10010             Board Member
Brady W. Dougan                  11 Madison Avenue              Managing Director                      USA
                                 New York, NY 10010
D. Wilson Ervin                  11 Madison Avenue              Managing Director                      USA
                                 New York, NY 10010
David C. Fisher                  11 Madison Avenue              Managing Director, Chief Accounting    USA
                                 New York, NY 10010             Officer & Controller
Hamilton E. James                11 Madison Avenue              Managing Director                      USA
                                 New York, NY 10010
Robert C. O'Brien                11 Madison Avenue              Managing Director, Chief Credit        USA
                                 New York, NY 10010             Officer
Richard E. Thornburgh            11 Madison Avenue              Chief Financial Officer, Board         USA
                                 New York, NY 10010             Member
Lewis H. Wirshba                 11 Madison Avenue              Managing Director, Treasurer           USA
                                 New York, NY 10010
Neil Moskowitz                   11 Madison Avenue              Managing Director                      USA
                                 New York, NY 10010
David C. O'Leary                 11 Madison Avenue              Managing Director                      USA
                                 New York, NY 10010
Carlos Onis                      11 Madison Avenue              Managing Director                      USA
                                 New York, NY 10010
Neil Radey                       11 Madison Avenue              Managing Director                      USA
                                 New York, NY 10010
Adebayo Ogunlesi                 11 Madison Avenue              Managing Director                      Nigeria
                                 New York, NY 10010


                                                                      Schedule I

                               Executive Officers

                                       of

                              the Reporting Person

     The following table sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is 11 Madison Avenue, New York, NY 10010.


NAME AND TITLE                   BUSINESS ADDRESS               TITLE AND PRINCIPAL OCCUPATION         CITIZENSHIP
John J. Mack                     11 Madison Avenue              Chief Executive Officer, Chairman      USA
                                 New York, NY 10010
Christopher Carter               17 Columbus Courtyard          Chairman of Europe                     GBR
                                 London, England E14
                                 4DA
Brady W. Dougan                  11 Madison Avenue              Head of Securities Division            USA
                                 New York, NY 10010
Hamilton E. James                11 Madison Avenue              Chairman of Global Investment          USA
                                 New York, NY 10010             Banking and Private Equity
Gary G. Lynch                    11 Madison Avenue              Global General Counsel                 USA
                                 New York, NY 10010
Thomas R. Nides                  11 Madison Avenue              Chief Administrative Officer           USA
                                 New York, NY 10010
Hector W. Sants                  11 Madison Avenue              Chief Executive of European            USA
                                 New York, NY 10010
Richard E. Thornburgh            11 Madison Avenue              Chief Financial Officer                USA
                                 New York, NY 10010
Stephen R. Volk                  11 Madison Avenue              Chairman of CSFB                       USA
                                 New York, NY 10010
Adebayo Ogunlesi                 11 Madison Avenue              Head of Global Investment Banking      Nigeria
                                 New York, NY 10010
Eileen Murray                    11 Madison Avenue              Head of IT and Operations              USA
                                 New York, NY 10010
